

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 20, 2018

Devin N. Wenig
President and Chief Executive Officer
eBay Inc.
2025 Hamilton Avenue
San Jose, CA 95125

> **Re:** **eBay Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 5, 2018**
> **File No. 001-37713**

Dear Mr Wenig:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ James Allegretto

                        James Allegretto
                        Senior Assistant Chief Accountant
                        Office of Consumer Products